UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 6)*

                         R.H. Donnelley Corporation
---------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 1.00 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 74955W307
---------------------------------------------------------------------------
                               (CUSIP Number)

      David N. Shine, Esq.           |         Ben I. Adler, Esq.
Fried, Frank, Harris, Shriver &      |        Goldman, Sachs & Co.
         Jacobson LLP                |          85 Broad Street
      One New York Plaza             |         New York, NY 10004
      New York, NY 10004             |           (212) 902-1000
        (212) 859-8000               |


---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                              October 3, 2005
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 2 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               THE GOLDMAN SACHS GROUP, INC.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               12,000
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               6,904,833
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               12,000
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               6,904,833
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,916,833
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.9%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON

               HC-CO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 3 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN SACHS & CO.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF, WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |X|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               NEW YORK
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               6,904,833
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               6,904,833
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,904,833
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               17.9%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               BD-PN-IA
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 4 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS ADVISORS 2000, L.L.C.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               5,191,251
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               5,191,251
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               5,191,251
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               14.0%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               00
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 5 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN, SACHS & CO. OHG
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               159,103
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               159,103
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               159,103
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 6 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN, SACHS MANAGEMENT GP GMBH
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               159,103
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               159,103
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               159,103
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               CO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 7 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS EMPLOYEE FUNDS 2000 GP, L.L.C.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               AF
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,554,321
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,554,321
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,554,321
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.7%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               OO
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 8 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               3,807,709
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               3,807,709
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,807,709
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.7%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                             Page 9 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               CAYMAN ISLANDS
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,383,542
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,383,542
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,383,542
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.2%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                            Page 10 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               GERMANY
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               159,103
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               159,103
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               159,103
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                            Page 11 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               1,209,090
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               1,209,090
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,209,090
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.7%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                        ---------------
CUSIP No. 74955W 30 7                                            Page 12 of 37
------------------------                                        ---------------

   ------- --------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.
   ------- --------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |_|
                                                                (b)  |_|

   ------- --------------------------------------------------------------------
     3     SEC USE ONLY

   ------- --------------------------------------------------------------------
     4     SOURCE OF FUNDS

               WC
   ------- --------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                     |_|

   ------- --------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               DELAWARE
   ----------------- ----- ----------------------------------------------------
                      7    SOLE VOTING POWER
      NUMBER OF
                               0
        SHARES
                     ----- ----------------------------------------------------
                      8    SHARED VOTING POWER
     BENEFICIALLY
                               345,231
       OWNED BY
                     ----- ----------------------------------------------------
         EACH         9    SOLE DISPOSITIVE POWER

      REPORTING
                               0
        PERSON
                     ----- ----------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
         WITH
                               345,231
   ------- --------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               345,231
   ------- --------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                           |_|

   ------- --------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.1%
   ------- --------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

               PN
   ------- --------------------------------------------------------------------

                                SCHEDULE 13D

------------------------                                    ---------------
CUSIP No. 74955W 30 7                                        Page 13 of 37
------------------------                                    ---------------


     This Amendment No. 6 is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Capital, GS Offshore, GS Germany and GS Employee, the "Purchasers") (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"). This Amendment No. 6 amends and supplements the Schedule 13D filed on behalf of the Filing Persons with the Securities and Exchange Commission on December 5, 2002 (as amended by Amendment No. 1 filed on January 7, 2003, by Amendment No. 2 filed on July 24, 2003, by Amendment No. 3 filed on October 21, 2004, by Amendment No. 4 filed on January 12, 2005 and by Amendment No. 5 filed on January 14, 2005, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common
Stock"), of R.H. Donnelley Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.(1)

-------------------
1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following at the end thereof:

          As of October 3, 2005, the Purchasers beneficially owned 6,919,833 shares of Common Stock as a result of the shares of Preferred Stock held by them. This number includes shares of Common Stock that the Preferred Stock is convertible into as a result of dividends that have accrued on the shares of Preferred Stock in accordance with the Certificate of Designations as of October 5, 2005 and will accrue within 60 days thereafter.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following immediately before the section entitled "Other Plans and Proposals" contained in the Schedule 13D:

Stock Purchase and Support Agreement
------------------------------------

          On October 3, 2005, the Purchasers entered into a Stock Purchase and Support Agreement with the Company and R.H. Donnelley Inc., a wholly owned subsidiary of the Company (the "2005 Purchase and Support Agreement"), which is filed as Exhibit 25 hereto and incorporated herein by reference, pursuant to which the Company agreed to acquire from the Purchasers an aggregate amount of 100,301 shares of Preferred Stock (the "Outstanding Preferred Stock"), constituting all of the shares of Preferred Stock held by the Purchasers, for an aggregate purchase price equal to (i) the product of (A) $64.00 and (B) the number of shares of Common Stock into which the Outstanding Preferred Stock was convertible as of (and including) September 30, 2005 plus (ii) an amount equal to the amount of dividends that would have accrued on the Outstanding Preferred Stock from and after October 1, 2005 through and including the earlier of (A) the Closing Date (as defined below) and (B) January 3, 2006 had the parties not entered into the 2005 Purchase and Support Agreement. The purchase price is subject to adjustment pursuant to the 2005 Purchase and Support Agreement if the Closing (as defined below) occurs after January 3, 2006.

          The execution and delivery of the 2005 Purchase and Support Agreement was a condition to the Company entering into the Agreement and Plan of Merger dated as of October 3, 2005 by and among Dex Media, Inc., a Delaware corporation ("Dex Media"), Forward Acquisition Corp., a wholly owned subsidiary of the Company ("Forward") and the Company (such Agreement and Plan of Merger, the "Merger Agreement") pursuant to which Dex Media will be merged with and into Forward with Forward as the surviving company (such merger, the "Merger").

          Assuming that the conditions to the 2005 Purchase and Support Agreement are satisfied or waived, the sale of the Outstanding Preferred Stock will close at the earliest of (i) a date specified by the Company, which shall be after January 3, 2006 and no earlier than five business days after notice to the Purchasers, (ii) the effective time of the Merger (the "Effective Time"), (iii) if the Merger Agreement is terminated, the earlier of (A) a date specified by the Company, which shall be no earlier than five business days after notice to the Purchasers, and (B) 30 days following the termination of the Merger Agreement or (iv) the earlier of (A) July 15, 2006 and (B) 15 days after the outside termination date in the Merger Agreement (the earlier of (A) and (B) is referred to herein as the "Outside Date"), or at such other time mutually agreed upon by the Company and the Purchasers (such closing, the "Closing" and the date upon which the Closing occurs, the "Closing Date").

          Representations and Warranties

          The 2005 Purchase and Support Agreement contains customary representations and warranties by the parties for transactions contemplated thereby.

          Conditions to Obligations of the Purchasers

          The obligations of the Purchasers to consummate the sale of the Outstanding Preferred Stock are subject to the satisfaction or waiver of each of the following conditions on or prior to the Closing: (i) all of the representations and warranties of the Company set forth in the 2005 Purchase and Support Agreement must be true and correct in all material respects on and as of the date of the 2005 Purchase and Support Agreement and as of the Closing and the Company must have, in all material respects, performed all obligations and complied with all agreements, undertakings, covenants and conditions required to be performed by the Company at or prior to the Closing; (iii) no statute, law, regulation, rule, order, decree or injunction of a governmental entity of competent jurisdiction is enjoining or prohibiting the consummation of the transactions contemplated by the 2005 Purchase and Support Agreement; (iv) each Purchaser shall have received payment of the specified purchase price at least two business days prior to the Closing and (v) the delivery by the Company to the Purchasers of a certificate, dated as of the Closing, duly executed by an authorized officer of the Company that the conditions described in clauses (i) and
(ii) of this paragraph have been satisfied.

          Conditions to Obligations of the Company

          The obligations of the Company to consummate the repurchase of the Outstanding Preferred Stock are subject to the satisfaction or waiver of each of the following conditions on or prior to the Closing: (i) all of the representations and warranties of the Purchasers set forth in the 2005 Purchase and Support Agreement must be true and correct in all material respects on and as of the date of the 2005 Purchase and Support Agreement and as of the Closing the Purchasers must have, in all material respects, performed all obligations and complied with all agreements, undertakings, covenants and conditions required to be performed by the Purchasers at or prior to the Closing; (ii) no statute, law, regulation, rule, order, decree or injunction of a governmental entity of competent jurisdiction is enjoining or prohibiting the consummation of the transactions contemplated by the 2005 Purchase and Support Agreement; (iii) the Company shall have received stock certificates representing the Outstanding Preferred Stock with duly executed stock powers attached for transfer to the Company (iv) the members of the Company's board of directors designated by the Purchasers must have submitted letters of resignation to the Company and the Company's board of directors and (v) the delivery by each of the Purchasers to the Company of a certificate, dated as of the Closing, duly executed by an authorized signatory of the Purchaser that the conditions described in clauses (i) and (ii) of this paragraph have been satisfied.

          Voting of Securities

          During the period commencing on the date of the 2005 Purchase and Support Agreement and continuing until the earliest of (i) the Effective Time, (ii) termination of the Merger Agreement in accordance with its terms and (iii) termination of the 2005 Purchase and Support Agreement, at the Company's stockholders meeting called to approve the Merger Agreement, the related agreements and the transactions contemplated therein, or at any adjournment, postponement or continuation thereof or in any other circumstances (including any other annual or special meeting of the stockholders of the Company, any action by prior written consent or any separate class vote) in which a vote, consent or other approval with respect to the issuance of shares of Common Stock in the Merger or otherwise in connection with the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including any separate class vote of any securities, each Purchaser has irrevocably and unconditionally agreed to vote or to cause to be voted all of such Purchaser 's securities entitled to vote thereon and held by such Purchaser at the time of such vote (i) in favor of (A) the issuance of shares of Common Stock in the Merger and (B) if applicable, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement and (ii) against (A) any other Acquisition Proposal (as defined in the Merger Agreement) (whether or not a Superior Proposal (as defined in the Merger Agreement)) with respect to the Company, (B) any proposal for any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Company or any of its subsidiaries that is in competition or inconsistent with the adoption of the Merger Agreement, or any proposal to effect the foregoing that is made in opposition to or in competition with the transactions contemplated by the Merger Agreement, (C) any liquidation or winding up of the Company, (D) any extraordinary dividend by the Company (other than the payment of any cash dividend that the Company is expressly permitted to make under the Merger Agreement) and (E) any change in the capital structure of the Company (other than any change in capital structure resulting from the Merger or expressly permitted under the Merger Agreement). Neither the foregoing agreements of the Purchasers to vote, nor any such actual vote by the Purchasers, shall be or be deemed to be a waiver of any rights the Purchasers have pursuant to the Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002 (as amended) or the Certificate of Designations nor shall any such vote or agreement to vote constitute or be deemed to constitute any consent, waiver, acknowledgement or agreement with respect to any of the matters described under the heading "Consent" below.

          Consent

          The Purchasers have (a) consented to the transactions contemplated by the 2005 Purchase and Support Agreement and the Merger Agreement, including, without limitation, (i) the Merger, (ii) the repurchase of the Outstanding Preferred Stock, (iii) the financing to be obtained by the Company, (iv) the amendment and restatement of the Company's bylaws as contemplated by the Merger Agreement, (v) the increase in size, and changes in composition, of the Company 's board of directors as contemplated by the Merger Agreement and (vi) the amendment of the Parent Rights Agreement (as defined in the Merger Agreement) as contemplated by the Merger Agreement, (b) waived any right of first refusal in connection with the issuance of shares of Common Stock in the Merger and
(c) agreed and acknowledged that (i) none of the antidilution, price protection or other Conversion Price (as such term is defined in the Certificate of Designations) adjustment provisions of Section 9 of the Certificate of Designations shall apply in connection with the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, the issuance of shares of Common Stock in the Merger and (ii) the consummation of (A) the Merger and the other transactions contemplated by the Merger Agreement shall not constitute a "Change in Control" under the Certificate of Designations and (B) the repurchase of the Outstanding Preferred Stock by the Company pursuant to the 2005 Purchase and Support Agreement is in lieu of any rights that such Purchaser may have to require the Company to redeem the Outstanding Preferred Stock pursuant to the Certificate of Designations or otherwise. The foregoing consents, waivers, agreements and acknowledgments by the Purchasers are expressly conditioned on the Company's agreement to purchase the
Outstanding Preferred Stock in accordance with the terms of the 2005 Purchase and Support Agreement, and will be ineffective (and deemed not to have been given on the date of the 2005 Purchase and Support Agreement) if the Company fails to consummate the purchase of the Outstanding Preferred Stock at the Closing.

          No Solicitation

          Each Purchaser agreed that it will not, and such Purchaser will direct and use its reasonable best efforts to cause its officers, directors, employees, investment bankers, consultants, attorneys, accountants, agents and other representatives not to, directly or indirectly, take any action to solicit, initiate or knowingly encourage or facilitate the making of any Acquisition Proposal or any inquiry with respect thereto or engage in discussions or negotiations with any Person with respect thereto, or disclose any nonpublic information or afford access to books or records to, any person that has made, or to the Purchaser 's knowledge is considering making, any Acquisition Proposal, or approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal, or propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal.

          Restriction on Transfer, Conversion

          During the period commencing on the date of the 2005 Purchase and Support Agreement and continuing until the first to occur of (i) the Closing and (ii) the termination of the 2005 Purchase and Support Agreement in accordance with its terms, each Purchaser agrees that it will not, directly or indirectly, transfer, or enter into any contract, option or other arrangement or understanding with respect to or consent to the transfer of, any or all of the Outstanding Preferred Stock, Common Stock or other securities of the Company held by the Purchasers as of the date of the 2005 Purchase and Support Agreement or acquired by a Purchaser in any capacity or form after such date and prior to the termination of the 2005 Purchase and Support Agreement, except as otherwise provided in the 2005 Purchase and Support Agreement or to the Company.

          During the period commencing on the date of the 2005 Purchase and Support Agreement and continuing until the closing or earlier termination of the 2005 Purchase and Support Agreement, each Purchaser agreed that it will not convert any shares of Outstanding Preferred Stock into shares of Common Stock.

          Termination

          The 2005 Purchase and Support Agreement may be terminated on or any time prior to the Closing:

          (i) by mutual written consent of each of the Purchasers and the Company;

          (ii) by the Purchasers if the Closing has not occurred prior to the Outside Date, unless the failure of such occurrence shall be due to the failure by the Purchasers seeking to terminate the 2005 Purchase and Support Agreement to perform or observe any agreement set forth in the 2005 Purchase and Support Agreement required to be performed or observed by them on or before the Closing; or

          (iii) by either the Company or the Purchasers if the other party breaches any of its representations, warranties or covenants contained in the 2005 Purchase and Support Agreement in any material respect and such breach is not cured within 10 days after receipt by the breaching party of written notice of such breach from the non-breaching party; or

          (iv) by either the Company or the Purchasers if a governmental entity issues a nonappealable final order, decree or ruling or takes any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the 2005 Purchase and Support Agreement.

          Termination of the 2005 Purchase and Support Agreement will terminate all obligations and liabilities of the Company and the Purchasers under the 2005 Purchase and Support Agreement except for certain liabilities and obligations.

          Survival; Indemnification

          Pursuant   to  the   2005   Purchase   and   Support   Agreement,
representations, warranties, covenants and agreements of the parties contained in the 2005 Purchase and Support Agreement survive the Closing.

          Indemnification by Company

          From and after the Closing, the Company agreed to indemnify the Purchasers, their affiliates, and their officers, directors, partners, employees, agents, representatives, successors and any assigns of any of the foregoing ("Purchaser Indemnitees") against all claims, losses, liabilities, damages, interest and penalties, costs and expenses (other than any of the foregoing resulting from tax liabilities incurred by any of the Purchasers), including, without limitation, losses resulting from the defense, settlement or compromise of a claim, action, suit, investigation, subpoena or other compulsion of testimony, or proceeding, reasonable attorneys', accountants' and expert witnesses' fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided in the 2005 Purchase and Support Agreement incurred by any of the Purchaser Indemnitees arising out of or relating to: (i) any breach of any representation or warranty made by the Company in the 2005 Purchase and Support Agreement, (ii) any breach of any covenant, agreement or obligation of the Company contained in the 2005 Purchase and Support Agreement, or
(iii) any actual or threatened claim, litigation, action, suit, investigation or proceeding by any person (other than a Purchaser Indemnitee) in connection with (A) the transactions contemplated by the 2005 Purchase and Support Agreement or by the Merger Agreement or any documents executed in connection therewith or (B) the negotiation, execution,  delivery  and  performance  of the 2005  Purchase  and  Support
Agreement, the Merger Agreement or any documents executed in connection therewith.

          Indemnification by Purchasers

          From  and  after  the  Closing,  the  Purchasers,   severally  in
proportion to their respective holdings of Outstanding Preferred Stock, agreed to indemnify the Company, its other affiliates, and their officers, directors, partners, employees, agents, representatives, successors and any assigns of any of the foregoing ("Company Indemnitees") against all claims, losses, liabilities, damages, interest and penalties, costs and expenses, including, without limitation, losses resulting from the defense, settlement or compromise of a claim, action, suit, investigation, subpoena or other compulsion of testimony, or proceeding, reasonable attorneys', accountants' and expert witnesses' fees, costs and expenses of investigation, and the costs and expenses of enforcing the indemnification provided in the 2005 Purchase and Support Agreement incurred by any of the Company Indemnitees arising out of or relating to: (i) any breach of any representation or warranty made by the Purchasers in the 2005 Purchase and Support Agreement or (ii) any breach of any covenant, agreement or obligation of the Purchasers contained in the 2005 Purchase and Support Agreement.

          Expenses

          Each of the parties to the 2005 Purchase and Support Agreement agreed to bear the legal, accounting and other expenses incurred by such party in connection with the negotiation, preparation and execution of the 2005 Purchase and Support Agreement and the transactions contemplated thereby. The Company agreed to pay all sales, transfer, recordation and documentary taxes and fees that are payable in connection with the transactions contemplated by the 2005 Purchase and Support Agreement.

Item 4 is hereby further amended by adding the following at the end thereof:

Other Proposals
---------------

          Except as described above or otherwise described in the Schedule 13D or in this Amendment No. 6, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Act.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Preferred Stock, or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety as follows:

     According to the Company's quarterly report on Form 10-Q filed with the SEC on August 5, 2005, as of August 1, 2005 there were 31,777,775 shares of Common Stock outstanding.

     (a) As of October 3, 2005, GS Group may be deemed to beneficially own an aggregate of 6,916,833 shares of Common Stock, consisting of (i) 100,301 shares of Preferred Stock, which are convertible into 5,254,675 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iv) 158 shares of
Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (v) (a) (I) 1,500 options granted to Terence O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, which are currently exercisable and convertible into 1,500 shares of Common Stock, (II) 1,500 options granted to Terence O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (III) 1,500 options granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (IV) 1,500 options granted to Mr. O'Toole on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently exercisable and convertible into shares of Common Stock and such options shall vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. O'Toole on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, all of which deferred shares are currently vested, (VI) 1,500 deferred shares granted to Mr. O'Toole on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest at the close of business on the day preceding the next two annual meeting of the Company's stockholders, (VII) 1,500 deferred shares granted to Mr. O'Toole on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VIII) 1,500 deferred shares granted to Mr. O'Toole on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently vested and such deferred shares shall vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (Mr. O'Toole has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), and (b) (I) 1,500 options granted to Robert
R. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, which are currently exercisable and convertible into 1,500 shares of Common Stock, (II) 1,500 options granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which two-thirds of such options are currently exercisable and convertible into 1,000 shares of Common Stock and the remaining one-third of such options will vest and become exercisable at the close of business on the day preceding the next annual meeting of the Company's stockholders, (III) 1,500 options granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, of which one-third of such options are currently exercisable and convertible into 500 shares of Common Stock and the remaining two-thirds of such options will vest and become exercisable in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, (IV) 1,500 options granted to Mr. Gheewalla on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently exercisable and convertible into shares of Common Stock and such options shall vest and become exercisable in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (V) 1,500 deferred shares granted to Mr. Gheewalla on January 3, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, all of which deferred shares are currently vested, (VI) 1,500 deferred shares granted to Mr. Gheewalla on May 1, 2003 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 1,000 of which deferred shares are currently vested and the remaining 500 deferred shares will vest in equal installments at the close of business on the day preceding the next annual meeting of the Company's stockholders, (VII) 1,500 deferred shares granted to Mr. Gheewalla on May 5, 2004 pursuant to the R.H. Donnelley Corporation 2001 Stock Award and Incentive Stock Plan, 500 of which deferred shares are currently vested and the remaining 1,000 deferred shares will vest in equal installments at the close of business on the day preceding each of the next two annual meetings of the Company's stockholders, and (VIII) 1,500 deferred shares granted to Mr. Gheewalla on April 26, 2005 pursuant to the R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan, of which none are currently vested and such deferred shares shall vest in equal installments at the close of business on the day preceding each of the next three annual meetings of the Company's stockholders, (Mr. Gheewalla has an understanding with GS Group pursuant to which he holds such options and deferred shares for the benefit of GS Group), representing in the aggregate approximately 17.9% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 6,904,833 shares of Common Stock, consisting of (i) 100,301 shares of Preferred Stock, which are convertible into 5,254,675 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (ii) November Warrants (which are exercisable immediately) to purchase 577,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers, (iii) Warrants (which are exercisable immediately) to purchase 1,072,500 shares of Common Stock, which may be deemed to be beneficially owned by the Purchasers and (iv) 158 shares of Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing in the aggregate approximately 17.9% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

     As of October 3, 2005, GS Advisors may be deemed to beneficially own the aggregate of 5,191,251 shares of Common Stock that may be deemed to be beneficially owned by GS Capital and GS Offshore, consisting of (i) 75,411 shares of Preferred Stock, which are convertible into 3,950,712 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 434,189 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 806,350 shares of Common Stock, representing in the aggregate, approximately 14.0% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 159,103 shares of Common Stock that may be deemed to be beneficially owned by GS Germany, consisting of (i) 2,311 shares of Preferred Stock which are convertible into 121,071 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, GS Employee 2000 may be deemed to beneficially own the aggregate of 1,554,321 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct, consisting of (i) 22,579 shares of Preferred Stock which are convertible into 1,182,892 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 130,000 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 241,429 shares of Common Stock, representing in the aggregate, approximately 4.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, GS Capital may be deemed to beneficially own 3,807,709 shares of Common Stock, consisting of (i) 55,313 shares of Preferred Stock, which are convertible into 2,897,797 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 318,470 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 591,442 shares of Common Stock, representing in the aggregate, approximately 10.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, GS Offshore may be deemed to beneficially own 1,383,542 shares of Common Stock, consisting of (i) 20,098 shares of Preferred Stock, which are convertible into 1,052,915 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 115,719 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 214,908 shares of Common Stock, representing in the aggregate, approximately 4.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, GS Germany may be deemed to beneficially own 159,103 shares of Common Stock, consisting of (i) 2,311 shares of Preferred Stock, which are convertible into 121,071 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 13,311 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 24,721 shares of Common Stock, representing in the aggregate, approximately 0.5% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, GS Employee may be deemed to beneficially own 1,209,090 shares of Common Stock, consisting of (i) 17,564 shares of Preferred Stock, which are convertible into 920,161 shares of Common Stock,
(ii) November Warrants (which are exercisable immediately) to purchase 101,125 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 187,804 shares of Common Stock, representing in the aggregate, approximately 3.7% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     As of October 3, 2005, GS Direct may be deemed to beneficially own 345,231 shares of Common Stock, consisting of (i) 5,015 shares of Preferred Stock, which are convertible into 262,731 shares of Common Stock, (ii) November Warrants (which are exercisable immediately) to purchase 28,875 shares of Common Stock and (iii) Warrants (which are exercisable immediately) to purchase 53,625 shares of Common Stock, representing in the aggregate, approximately 1.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

     None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

     (b) GS Group holds the sole power to direct the vote and disposition of the options and deferred shares held for the benefit of GS Group by Messrs. O'Toole and Gheewalla. Except as described in the previous sentence, each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

     (c) Except as described above and elsewhere in this Amendment No. 6 and on Schedule IV hereto, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i or II-C-ii hereto, during the last 60 days. The transactions set forth on
Schedule IV were effected in the over-the-counter market in the ordinary course of business by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that are beneficially owned by any Filing Person.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1      Joint Filing Agreement, dated as of December 4, 2002.*
Exhibit 2 Letter Agreement, dated as of November 25, 2002, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*
Exhibit 3 Series B-1 Convertible Cumulative Preferred Stock Certificate of Designations.*
Exhibit 4      Form of Warrant  issued to the  Purchasers  on November  25,
               2002.*
Exhibit 5 Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, by and among the Company and the Purchasers.*
Exhibit 6 Form of Convertible Cumulative Preferred Stock Certificate of Designations.*
Exhibit 7      Form of Warrant.*
Exhibit 8 Registration Rights Agreement, dated as of November 25, 2002, among the Purchasers and the Company.*
Exhibit 9 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc.*
Exhibit 10 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co.*
Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C.*
Exhibit 12 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG.*
Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH.*
Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C.*
Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P.*
Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P.*
Exhibit 17 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG.*
Exhibit 18 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P.*
Exhibit 19 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P.*
Exhibit 20     Convertible   Cumulative   Preferred  Stock  Certificate  of
               Designations.*
Exhibit 21     Form of warrants issued on January 3, 2003.*
Exhibit 22 Agreement regarding certain definitions contained in the Purchase Agreement.*
Exhibit 23 Letter Agreement, dated as of July 22, 2003, by and among the Purchasers, R.H. Donnelley, Inc. and the Company.*
Exhibit 24 Stock Purchase Agreement, dated as of January 10, 2005, by and among the Purchasers and the Company. *
Exhibit 25 Stock Purchase and Support Agreement, dated as of October 3, 2005, by and among the Company and the Purchasers.

--------------------------
* Previously filed

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 5, 2005


                                          THE GOLDMAN SACHS GROUP, INC.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS ADVISORS 2000, L.L.C.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO. OHG


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GOLDMAN, SACHS MANAGEMENT GP GMBH


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000, L.P.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000
                                           OFFSHORE, L.P.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000 GMBH &
                                           CO. BETEILIGUNGS KG


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS 2000 EMPLOYEE
                                           FUND, L.P.


                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact



                                          GOLDMAN SACHS DIRECT INVESTMENT FUND
                                           2000, L.P.

                                          By:  /s/ Roger S. Begelman
                                               -------------------------
                                               Name:  Roger S. Begelman
                                               Title: Attorney-in-fact

                                 SCHEDULE I


Schedule I is hereby amended and restated in its entirety as follows:

     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each director listed below is a United States citizen, except as follows: Lord Browne of Madingley is a citizen of the United Kingdom and Claes Dahlback is a citizen of Sweden. The present principal occupation or employment of each of the directors listed below is set forth below.

         Name                             Present Principal Occupation
-------------------------     -------------------------------------------------
Henry M. Paulson, Jr.         Chairman of the Board and Chief Executive Officer
                              of The Goldman Sachs Group, Inc.
Lloyd C. Blankfein            President and Chief Operating Officer of The
                              Goldman Sachs Group, Inc.
Lord Browne of Madingley      Group Chief Executive of BP plc
John H. Bryan                 Retired Chairman and Chief Executive Officer of
                              Sara Lee Corporation
Claes Dahlback                Senior Advisor to Investor AB
Stephen Friedman              Former Assistant to the President for Economic
                              Policy and Director of the
                              National Economic Council
William W. George             Retired Chairman and Chief Executive Officer of
                              Medtronic, Inc.
James A. Johnson              Vice Chairman of Perseus, L.L.C.
Lois D. Juliber               Retired Vice Chairman of Colgate-Palmolive
                              Company
Edward M. Liddy               Chairman of the Board, President and Chief
                              Executive Officer of The Allstate Corporation
Ruth J. Simmons               President of Brown University

                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian
M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Hsueh Sung is a citizen of Taiwan and Ulrika Werdelin is a citizen of Sweden.


         Name                           Position                       Present Principal Occupation
------------------------        ------------------------     ------------------------------------------------
Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International
Esta E. Stecher                 Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel                 Vice President               Managing Director of Goldman Sachs International
Hsueh J. Sung                   Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson                Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International
Russell E. Makowsky             Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                  Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor               Vice President               Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla             Vice President               Managing Director of Goldman Sachs International
Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.
Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Vice President               Vice President of Goldman, Sachs & Co.
Katherine B. Enquist            Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole              Assistant Secretary          Vice President and Associate General Counsel of
                                                             Goldman, Sachs & Co.
Matthew E. Tropp                Assistant Secretary          Vice President and Associate General Counsel of
                                                             Goldman, Sachs & Co.
Mitchell S. Weiss               Vice President               Vice President of Goldman, Sachs & Co.
Mary Nee                        Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin                 Vice President               Executive Director of Goldman Sachs International
Kenneth A. Pontarelli           Vice President               Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner              Vice President               Managing Director of Goldman Sachs International
Stuart A. Katz                  Vice President               Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer                Vice President               Managing Director of Goldman Sachs International
Benoit Valentin                 Vice President               Managing Director of Goldman Sachs International
Julie Abraham                   Assistant Secretary          Vice President and Assistant General Counsel of
                                                             Goldman, Sachs & Co.

                              SCHEDULE II-A-ii

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P. are set forth below.

     The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

     All members listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.

          Name                          Present Principal Occupation
-------------------------     -------------------------------------------------
Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Managing Director of Goldman, Sachs & Co.
Joe DiSabato                  Managing Director of Goldman, Sachs & Co.
Adrian M. Jones               Managing Director of Goldman, Sachs & Co.
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
Scott Kapnick                 Managing Director of Goldman, Sachs & Co.
Melina E. Higgins             Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung                 Managing Director of Goldman Sachs (Asia) L.L.C.
Ben I. Adler                  Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli       Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor             Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla           Managing Director of Goldman Sachs International
Hughes B. Lepic               Managing Director of Goldman Sachs International
Gerald J. Cardinale           Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel               Managing Director of Goldman Sachs International

                              SCHEDULE II-B-i


Schedule II-B-i is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

     The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

     The executive officers and directors listed below are citizens of Germany.


      Name                          Position                        Present Principal Occupation
----------------------          --------------------         ---------------------------------------------
Andreas Koernlein               Managing Director            Managing Director of Goldman, Sachs & Co. oHG
Alexander C. Dibelius           Managing Director            Managing Director of Goldman, Sachs & Co. oHG
Peter Hollmann                  Managing Director            Managing Director of Goldman, Sachs & Co. oHG


                              SCHEDULE II-B-ii

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

     All executive officers listed below are United States citizens, except for Richards S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom.


        Name                          Position                        Present Principal Occupation
----------------------          --------------------         ---------------------------------------------
Richard A. Friedman             Managing Director              Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Managing Director              Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Managing Director              Managing Director of Goldman, Sachs & Co.
Esta E. Stecher                 Managing Director              Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli         Managing Director              Managing Director of Goldman, Sachs & Co.
David J. Greenwald              Managing Director              Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                  Managing Director              Managing Director of Goldman, Sachs & Co.
Katherine B. Enquist            Managing Director              Managing Director of Goldman, Sachs & Co.
John E. Bowman                  Managing Director              Vice President of Goldman, Sachs & Co.
Richard S. Sharp                Managing Director              Managing Director of Goldman Sachs International


                              SCHEDULE II-C-i

          Schedule II-C-i is hereby amended and replaced in its entirety as follows:

     The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

     All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian
M. Jones is a citizen of Ireland, Steffen J. Kastner and Bjorn P. Killmer are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh
J. Sung is a citizen of Taiwan.

         Name                         Position                        Present Principal Occupation
----------------------          --------------------         ---------------------------------------------
Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.
Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International
Esta E. Stecher                   Vice President/Assistant     Managing Director of Goldman, Sachs & Co.
                                  Secretary
Sanjeev K. Mehra                  Vice President/Treasurer     Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung                     Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
Steven M. Bunson                  Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.
David J. Greenwald                Vice President/Assistant     Managing Director of Goldman, Sachs & Co.
                                  Secretary
Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International
Russell E. Makowsky               Assistant Secretary          Managing Director of Goldman, Sachs & Co.
Sarah E. Smith                    Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor                 Vice President               Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla               Vice President               Managing Director of Goldman Sachs International
Sanjay H. Patel                   Vice President               Managing Director of Goldman Sachs International
Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.
Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.
Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.
John E. Bowman                    Vice President               Vice President of Goldman, Sachs & Co.
Katherine B. Enquist              Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
Beverly L. O'Toole                Assistant Secretary          Vice President and Associate General Counsel of
                                                               Goldman, Sachs & Co.
Raymond G. Matera                 Vice President               Vice President of Goldman, Sachs & Co.
Mitchell S. Weiss                 Vice President               Vice President of Goldman, Sachs & Co.
Mary Nee                          Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
Matthew E. Tropp                  Assistant Secretary          Vice President and Associate General Counsel of
                                                               Goldman, Sachs & Co.
Richard J. Stingi                 Vice President               Vice President of Goldman, Sachs & Co.
Ulrika Werdelin                   Vice President               Executive Director of Goldman Sachs International
Kenneth A. Pontarelli             Vice President               Managing Director of Goldman, Sachs & Co.
Steffen J. Kastner                Vice President               Managing Director of Goldman Sachs International
Stuart A. Katz                    Vice President               Managing Director of Goldman, Sachs & Co.
Bjorn P. Killmer                  Vice President               Managing Director of Goldman Sachs International
Benoit Valentin                   Vice President               Managing Director of Goldman Sachs International
Julie Abraham                     Assistant Secretary          Vice President and Assistant General Counsel of
                                                               Goldman, Sachs &Co.

                              SCHEDULE II-C-ii

          Schedule II-C-ii to the Schedule 13D is hereby amended by replacing it in its entirety with the following:

          The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C., and Goldman Sachs Direct Investment Fund 2000, L.P. are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Rob Gheewalla and Huhes Lepic is 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

          All members listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Hughes Lepic is a citizen of France.

       Name                         Present Principal Occupation
-----------------------      -------------------------------------------------
Peter M. Sacerdote           Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman          Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman          Managing Director of Goldman, Sachs & Co.
Henry Cornell                Managing Director of Goldman, Sachs & Co.
Richard S. Sharp             Managing Director of Goldman Sachs International
Sanjeev K. Mehra             Managing Director of Goldman, Sachs & Co.
Muneer A. Satter             Managing Director of Goldman, Sachs & Co.
Joe DiSabato                 Managing Director of Goldman, Sachs & Co.
Adrian M. Jones              Managing Director of Goldman, Sachs & Co.
Peter G. Sachs               Senior Director of The Goldman Sachs Group, Inc.
Scott Kapnick                Managing Director of Goldman, Sachs & Co.
Melina E. Higgins            Managing Director of Goldman, Sachs & Co.
Hsueh J. Sung                Managing Director of Goldman Sachs (Asia) L.L.C.
Ben I. Adler                 Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli      Managing Director of Goldman, Sachs & Co.
Sarah E. Smith               Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor            Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla          Managing Director of Goldman Sachs International
Hughes B. Lepic              Managing Director of Goldman Sachs International
Gerald J. Cardinale          Managing Director of Goldman, Sachs & Co.
Sanjay H. Patel              Managing Director of Goldman Sachs International

                                SCHEDULE III

Schedule III is hereby amended and restated in its entirety as follows:

In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants.

Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and
(ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of
Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

                                  SCHEDULE IV


Purchases      Sales      Price         Trade Date   Settlement Date
----------------------------------------------------------------------
                100      64.3600        9/15/2005       9/20/2005
                100      64.4000        9/15/2005       9/20/2005
                200      64.4800        9/15/2005       9/20/2005
                100      64.5200        9/15/2005       9/20/2005
                200      64.4600        9/15/2005       9/20/2005
                100      64.4200        9/15/2005       9/20/2005
                300      64.2400        9/15/2005       9/20/2005
     1100                64.3909        9/15/2005       9/19/2005